UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A

Under the Securities Exchange Act of 1934
(Amendment No.1 )

GMS Capital Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Pending

(CUSIP Number)

Joseph Emas
1224 Washington Ave.
Miami Beach, Florida 33139
(305) 531-1174

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amended Schedule 13D/A is being filed for the following purpose:  Upon review, the original Schedule 13D filed by the reporting Person below was filed in error as the reporting Person, as of that filing date and as of the current filing date, does not beneficially own over five percent (5%) of any securities, including but not limited to shares of common stock, registered under Section 12 of the Securities Act of 1933, as amended for GMS Capital Corp.

This amendment is a final filing unless and until any securities, including but not limited to shares of common stock, of GMS Capital Corp become registered under Section 12 of the Securities Act of 1933, as amended and such filing is required.

CUSIP No. Pending

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons. (entities only)
Marcel Cote

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions)

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

	6.	Citizenship or Place of Organization Canada

	7.	Sole Voting Power Not Applicable
Number of
Shares	8.	Shared Voting Power
Beneficially Owned by Each
Reporting	9.	Sole Dispositive Power Not Applicable
Person With
	10.	Shared Dispositive Power

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person Not Applicable

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) Not Applicable

	14.	Type of Reporting Person (See Instructions)
DIRECT

(1)    Not Applicable

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value of GMS Capital Corp., a Florida corporation (the “Company”). The principal executive office of the Company is located at 1224 Washington Avenue, Miami Beach, FL, 33139.

Item 2. Identity and Background

(a)  Name: Marcel Cote

(b)  Residence or Business Address:  555 Rene-Levesque Blvd West, 9th floor, Montreal, Quebec, CANADA H2Z 1B1

(c)  Present Principal Occupation or Employment:  Shareholder

(d)  Criminal Conviction:  No

(e)  Court or Administrative Proceedings:  No

(f)  Citizenship:  Canada

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable

Item 4. Purpose of Transaction

Not Applicable

Item 5. Interest in Securities of the Issuer

(a)

Not Applicable

(b)

Not Applicable

(c)  The following transactions in the securities of the Issuer have been effected by the reporting person:

Not Applicable

(d)  Only the reporting person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock of the Issuer reported by this statement.

Not Applicable

(e)

Not Applicable

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 None.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2008

/s/ Marcel Cote
Marcel Cote

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)